# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Concentra Group Holdings Parent, Inc., CIK 0002014596
CUSIP: 20603L102
Title of class of securities: Common Stock, par value $0.01 per share
Address of issuer's principal executive offices: C/O SELECT MEDICAL CORPORATION, 4714 GETTYSBURG RD., P.O. BOX 2034, MECHANICSBURG, Pennsylvania (PA), 17055
Date of event which requires filing of this statement: 03/03/2025
Amends the filing with accession number 0001104659-24-125087
Filed by CIK 0000918697
Persons authorized to receive notices and communications: Timothy F. Ryan, Concentra Group Holdings Parent, Inc., 5080 Spectrum Drive, Suite 1200W, Addison, Texas (TX), 75001, 972-364-8000; Stephen M. Leitzell, Dechert LLP, 2929 Arch Street, Philadelphia, Pennsylvania (PA), 19104, 215-994-2621

## Reporting persons
- Robert A. Ortenzio (CIK 0000918697): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 5,513,054; shared voting power 2,734,428; sole dispositive power 5,513,054; shared dispositive power 2,734,428; aggregate amount beneficially owned 8,247,482 (6.4% of the class)
  Comment: (Row 13) Based on 128,125,952 shares of the Company's common stock outstanding as of February 19, 2025 as disclosed on Issuer's Annual Report on Form 10-K for the fiscal year ended December 31, 2024 filed on March 3, 2025.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.01 per share
Name of issuer: Concentra Group Holdings Parent, Inc.
Address of issuer's principal executive offices: C/O SELECT MEDICAL CORPORATION, 4714 GETTYSBURG RD., P.O. BOX 2034, MECHANICSBURG, Pennsylvania (PA), 17055
Comment:
This amendment No. 1 ("Amendment No. 1") to Schedule 13D is being filed on behalf of Robert A. Ortenzio relating to the common stock, par value $0.01 per share (the "Common Stock"), of Concentra Group Holdings Parent, Inc., a Delaware corporation. This Amendment No. 1 modifies the original Schedule 13D filed on December 3, 2024 (as amended and supplemented prior to the filing of this Amendment No. 1, the "Schedule 13D") by Robert A. Ortenzio, a citizen of the United States.

Capitalized terms used but not defined in this Amendment No. 1 shall have the meanings set forth in the Schedule 13D.

Except as specifically amended by this Amendment No. 1 the Schedule 13D is unchanged.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 of the Schedule 13D is hereby amended to add the following information:

On March 3, 2025, the Reporting Person received 1,023,455 shares of Company's common stock from the Rocco A. Ortenzio Separate Exempt Descendants Trust. The shares are held by the Rocco A. Ortenzio Separate Descendants Trust FBO Robert A. Ortenzio. There was no consideration paid for such distribution.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Sections (a) and (b) of Item 5 of the Schedule 13D is hereby replaced with the following information:

"(a)-(b) The Reporting Person may be deemed to beneficially own an aggregate of 8,247,482 shares of Company common stock. This aggregate represents approximately 6.4% of the shares of Company's common stock outstanding. The Reporting Person may be deemed to have (a) the sole power to vote or direct the vote of and to dispose of or to direct the disposition of 5,513,054 shares of Company common stock and (b) the current shared power to vote or direct the vote of and to dispose of or direct the disposition of 2,734,428 shares of the Company's common stock (including 1,032,115 shares of Company's common stock owned of record by the Robert A. Ortenzio Descendants Trust, 1,023,455 shares of Company's common stock owned of record by the Rocco A. Ortenzio Separate Descendants Trust FBO Robert A. Ortenzio, 226,286 shares of Company's common stock owned of record by the Robert A. Ortenzio 2014 Trust for Bryan A. Ortenzio, 226,286 shares of Company's common stock owned of record by the Robert A. Ortenzio 2014 Trust for Kevin M. Ortenzio, 226,286 shares of Company's common stock owned of record by the Robert A. Ortenzio 2014 Trust for Madeline G. Ortenzio)."
Number of shares as to which each person has sole or shared power to vote or dispose:
Sections (a) and (b) of Item 5 of the Schedule 13D is hereby replaced with the following information:

"(a)-(b) The Reporting Person may be deemed to beneficially own an aggregate of 8,247,482 shares of Company common stock. This aggregate represents approximately 6.4% of the shares of Company's common stock outstanding. The Reporting Person may be deemed to have (a) the sole power to vote or direct the vote of and to dispose of or to direct the disposition of 5,513,054 shares of Company common stock and (b) the current shared power to vote or direct the vote of and to dispose of or direct the disposition of 2,734,428 shares of the Company's common stock (including 1,032,115 shares of Company's common stock owned of record by the Robert A. Ortenzio Descendants Trust, 1,023,455 shares of Company's common stock owned of record by the Rocco A. Ortenzio Separate Descendants Trust FBO Robert A. Ortenzio, 226,286 shares of Company's common stock owned of record by the Robert A. Ortenzio 2014 Trust for Bryan A. Ortenzio, 226,286 shares of Company's common stock owned of record by the Robert A. Ortenzio 2014 Trust for Kevin M. Ortenzio, 226,286 shares of Company's common stock owned of record by the Robert A. Ortenzio 2014 Trust for Madeline G. Ortenzio)."

## Signatures
- Robert A. Ortenzio: /s/ Robert A. Ortenzio, Robert A. Ortenzio (03/04/2025)